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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                ________________
                                ULTRA PAC, INC.
                                (NAME OF ISSUER)
                                ________________
                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                ________________
                                     903886
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                                ________________
                              G. DOUGLAS PATTERSON
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                           IVEX PACKAGING CORPORATION
                              100 TRI-STATE DRIVE
                         LINCOLNSHIRE, ILLINOIS  60069
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:
                            WILLIAM R. KUNKEL, ESQ.
                SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                             333 WEST WACKER DRIVE
                            CHICAGO, ILLINOIS  60606
                                 (312) 407-0700

                                 MARCH 31, 1998

       (DATE OF EVENT WHICH REQUIRES FILING OF STATEMENT ON SCHEDULE 13D)
____________

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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



------------------                             -----------------
CUSIP No.  903886            13D               Page 2 of 7 Pages
------------------                             -----------------

--------------------------------------------------------------------------------
        NAMES OF REPORTING PERSONS: IVEX PACKAGING CORPORATION
  1     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 76-0171625
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
  2       (a)  [ ]   (b)  [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY
--------------------------------------------------------------------------------
        SOURCE OF FUNDS:
  4       BK;AF
--------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  5        ITEMS 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION:
  6     STATE OF DELAWARE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                 SOLE VOTING POWER
       NUMBER OF          7             NONE
        SHARES          --------------------------------------------------------
     BENEFICIALLY                SHARED VOTING POWER
       OWNED BY           8             509,550  SEE ITEM 5
         EACH           --------------------------------------------------------
       REPORTING                 SOLE DISPOSITIVE POWER
        PERSON            9             NONE
         WITH           --------------------------------------------------------
                                 SHARED DISPOSITIVE POWER
                          10            NONE
                        --------------------------------------------------------

--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11         509,550  SEE ITEM 5
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
  13         13.09%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON
  14         HC AND CO
--------------------------------------------------------------------------------

------------------                             -----------------
CUSIP No.  903886            13D               Page 3 of 7 Pages
------------------                             -----------------

--------------------------------------------------------------------------------
        NAMES OF REPORTING PERSONS: PACKAGE ACQUISITION, INC.
  1     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: APPLIED FOR
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
  2            (a)  [ ]     (b)  [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY
--------------------------------------------------------------------------------
        SOURCE OF FUNDS:
  4       AF
--------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  5       ITEMS 2(d) or2(e)                                                 [ ]
--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION:
  6       STATE OF MINNESOTA
--------------------------------------------------------------------------------

                           -----------------------------------------------------
                                             SOLE VOTING POWER
       NUMBER OF            7                  NONE
        SHARES             -----------------------------------------------------
     BENEFICIALLY                            SHARED VOTING POWER
       OWNED BY             8                  509,550  SEE ITEM 5
         EACH
       REPORTING           -----------------------------------------------------
        PERSON                               SOLE DISPOSITIVE POWER
         WITH               9                  NONE
                           -----------------------------------------------------
                                             SHARED DISPOSITIVE POWER
                            10                 NONE
                           -----------------------------------------------------

--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11          509,550  SEE ITEM 5
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
  13          13.09%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON
  14          CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     This statement on Schedule 13D (this "Statement" or the "Schedule 13D") relates to the common stock, no par value per share (the "Common Stock"), including the associated preferred share purchase rights (the "Rights", and together with the Common Stock, the "Shares"), of Ultra Pac, Inc., a Minnesota corporation (the "Company"). The address of the Company's principal executive offices is 21925 Industrial Boulevard, Rogers, Minnesota 55374.

Item 2.  Identity and Background.

     (a) - (c), (f) This Statement is being filed by Ivex Packaging Corporation, a Delaware corporation ("Parent"), and Package Acquisition, Inc., a Minnesota corporation ("Purchaser") and an indirect wholly-owned subsidiary of Parent. The information set forth in the "INTRODUCTION" and "Section 9 -- Certain Information Concerning Parent and Purchaser" of Purchaser's Offer to Purchase dated as of March 26, 1998 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (2)(a), is incorporated herein by reference. Unless otherwise defined herein, all capitalized terms used in this Statement shall have the meanings attributed to them in the Offer to Purchase. The item numbers and responses thereto below are in accordance with the requirements of
Schedule 13D. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Parent and Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I of the Offer to Purchase and are incorporated herein by reference.

     (d) - (e) During the past five years, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in
Schedule I of the Offer to Purchase have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The information set forth in "Section 10 -- Source and Amount of Funds" and "Section 12 -- Purpose of the Offer and the Merger, Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

     The last sentence of the first paragraph under "Section 10 -- Source and Amount of Funds," contained in the Offer to Purchase is hereby amended to read in its entirety as follows: "Parent has obtained the consent of the required lenders under the Credit Facility to the Offer and the Merger."

Item 4.  Purpose of the Transaction.

     (a) - (g), (j) The information set forth in the "INTRODUCTION," "Section 11 -- Background of the Offer, the Merger Agreement and Certain Other Agreements" and "Section 12 -- Purpose of the Offer and the Merger, Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

     (h) - (i), (j) The information set forth in "Section 7 -- Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

     Except as set forth in this Item 4, neither Parent nor Purchaser has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) On March 23, 1998, Parent and Purchaser entered into Tender and Option Agreements (the "Tender Agreements") with Calvin S. Krupa, President, Chief Executive Officer and Chairman of the Board of the Company, and James A. Thole, Secretary of the Company (the "Executive Shareholders"), who own an aggregate of 509,550 Shares, or approximately 13.09% of the Shares outstanding on March 23, 1998, pursuant to which the Executive Shareholders agreed, among other things and upon the terms and conditions set forth therein, to tender the Shares owned by them in the Offer, to grant an option on such Shares at the Offer Price to Purchaser, to vote such Shares in the manner specified in the Tender Agreements with respect to certain matters and to appoint Parent as the Executive Shareholders' proxy to vote such Shares in certain circumstances.
The Tender Agreements are described more fully in Section 11 of the Offer to Purchase. The information set forth in "Introduction," "Section 9 -- Certain Information Concerning Parent and the Purchaser," "Section 11 -- Background of the Offer, the Merger Agreement and Certain Other Agreements" and "Section 12 -- Purpose of the Offer and the Merger; Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

     (b) Except as set forth above in paragraph (a) of this Item 5 with respect to the various agreements among Parent, Purchaser and the Executive Shareholders regarding the 509,550 Shares owned by the Executive Shareholders, neither Parent or Purchaser nor, to the best of their knowledge, any person listed in Schedule I to the Offer to Purchase, which is incorporated by reference herein, presently has the sole or shared power to vote, direct the vote, dispose or direct the disposition of any Shares that may be deemed beneficially owned by Parent or Purchaser.

     (c) Except as set forth in this Item 5, neither Parent nor Purchaser has effected any transactions in the Shares during the past 60 days.

     (d) - (e)   Inapplicable

Item 6.  Contracts, Arrangements, Understandings or
     Relationships With Respect to Securities of the Issuer.

     The information set forth in the "INTRODUCTION," "Section 9 -- Certain Information Concerning Parent and Purchaser," "Section 10 -- Source and Amount of Funds," "Section 11 -- Background of the Offer, the Merger Agreement and Certain Other Agreements," "Section 12 -- Purpose of the Offer and the Merger; Plans for the Company; Other Matters" and "Section 16 -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

     The following documents are being filed as exhibits to this Statement and are each incorporated by reference herein.

    (1)(a) Amended and Restated Credit Agreement, dated as of October 2,
           1997, by and among IPC, Inc., Parent, NationsBank, N.A. and Bankers Trust, as agents, and the guarantors and lenders identified on the signature pages thereto (incorporated herein by reference to Parent's Annual Report on form 10-K for the year ended December 31,
           1997).

    (1)(b) Form of Amended and Restated Pledge Agreement, dated as of October 2, 1997, by and among IPC, Inc., Parent, certain of IPC, Inc.'s subsidiaries and NationsBank, N.A. and Bankers Trust, as agents (incorporated herein by reference to Parent's Annual Report on form 10-K for the year ended December 31, 1997).

    (1)(c) Form of Amended and Restated Security Agreement, dated as of October 2, 1997, by and among IPC, Inc., Parent, certain of IPC, Inc.'s subsidiaries and NationsBank, N.A. and Bankers Trust, as agents (incorporated herein by reference to Parent's Annual Report on form 10-K for the year ended December 31, 1997).

    (1)(d) Form of Amended and Restated Mortgage and Security Agreement (incorporated herein by reference to Parent's Annual Report on form 10-K for the year ended December 31, 1997).

    (2)(a) Offer to Purchase dated March 26, 1998.

    (2)(b) Letter of Transmittal with respect to the Shares.

    (2)(c) Notice of Guaranteed Delivery.

    (2)(d) Letter, dated March 26, 1998, from Innisfree M&A Incorporated to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (2)(e) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (2)(f) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (2)(g) Press Release jointly issued by Parent and the Company, dated March 23, 1998.

    (2)(h) Form of Summary Advertisement dated March 26, 1998.

    (2)(i) Agreement and Plan of Merger, dated as of March 23, 1998, by and among Parent, the Purchaser and the Company.

    (3)(a) Form of Tender and Option Agreement, dated as of March 23, 1998, by and between Parent and certain shareholders of the Company.

    (3)(b) Confidentiality Agreement, dated as of February 27, 1998, by and between Parent and the Company.

    (3)(c) Joint Filing Agreement, dated as of April 16, 1998 by and between Parent and Purchaser.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 16, 1998

                                              PACKAGE ACQUISITION, INC.

                                              By: /s/ G. DOUGLAS PATTERSON
                                                  -------------------------
                                              Name: G. Douglas Patterson
                                              Title: Secretary




                                              IVEX PACKAGING CORPORATION

                                              By: /s/ G. DOUGLAS PATTERSON
                                                 ---------------------------
                                              Name: G. Douglas Patterson
                                              Title: Vice President

                                 EXHIBIT INDEX



Exhibit
Number   Exhibit
-------  ---------
(2)(a)       Offer to Purchase dated March 26, 1998.
(2)(b)       Letter of Transmittal with respect to the Shares.
(2)(c)       Notice of Guaranteed Delivery.
(2)(d)       Letter, dated March 26, 1998, from Innisfree M&A Incorporated to
         Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(2)(e)       Letter to Clients for use by Brokers, Dealers, Commercial Banks,
         Trust Companies and Other Nominees.
(2)(f)       Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.
(2)(g)       Press Release jointly issued by Parent and the Company, dated
         March 23, 1998.
(2)(h)       Form of Summary Advertisement dated March 26, 1998.
(2)(i)       Agreement and Plan of Merger, dated as of March 23, 1998, by and among Parent, the  Purchaser and the Company.
(3)(a)       Form of Tender and Option Agreement, dated as of March 23, 1998, by and between Parent and certain shareholders of the Company.
(3)(b)       Confidentiality Agreement, dated as of February 27, 1998, by and between Parent and the Company.
(3)(c)       Joint Filing Agreement, dated as of April 16, 1998 by and between
         Parent and Purchaser.